SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       |X|    Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 24, 2003.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ELBIT SYSTEMS LTD.
                                               (Registrant)


                                               By:   /s/ Ilan Pacholder
                                               ---------------------------------
                                               Name:  Ilan Pacholder
                                               Title:  Corporate Secretary

Dated:  December 24, 2003.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.         Description
    -----------         -----------

        1.              Press release dated December 24, 2003.

                                    EXHIBIT 1
                                    ---------



Elbit  Systems  Receives   Contract  from  Royal  Netherlands  Army  (RNLA)  for
--------------------------------------------------------------------------------
Battlefield Management System (BMS) Equipment
---------------------------------------------

Computerized Hardware and Data Communication Software will Serve as RNLA BMS Infrastructure and will Soon be Deployed in Operational Unit



         Haifa, Israel, December 24, 2003 -- Elbit Systems (NASDAQ: ESLT), today announced that it has been awarded a contract from the Royal Netherlands Army to supply its ground forces with Enhanced Tactical Computers (ETC) integrated with Tactical Communication Devices and Data Communication Software.

         Elbit Systems' ETCs and Tactical Communication Devices will be used as the hardware infrastructure for the RNLA Pilot BMS project and will be deployed in an operational unit as of early 2004. The RNLA C2 Support Center will integrate their application software with this infrastructure.

         The ETC is the main building block for Elbit Systems' Command, Control, Communication, Computers and Intelligence (C4I) Systems. The ruggedized, high performance PC based computer is widely used by armies worldwide, among which are the Israeli Defense Forces and armies in Europe and Asia. It is the latest generation of a long line of Tactical Terminals, fully complying with the operational requirements and harsh conditions of the modern battlefield. Equipped with all types of communication interfaces and powerful display features, the ETC enables the user in the field a new level of situation awareness in combat.

         The Tactical Communication Device is embedded in the ETC and is used together with the Data Communication Software to enable communication over a vast selection of modern military media, among which are analog and digital radios, field wire-line, Wireless LAN and Data Radios. In the RNLA, it will be integrated with their FM9000 Combat Net Radio.

         Joseph Ackerman, President and CEO of Elbit Systems commented, "Elbit Systems has a long and fruitful history of providing the RNLA with advanced Command and Control Systems for its Artillery Forces. The RNLA has a leading role within NATO in the C4I field and we are very proud to be selected by them once more to supply their BMS equipment.

         "Moreover, the fact that our Enhanced Tactical Computers and Communication Devices were chosen demonstrates the market recognition we have earned in the C4I line of business over the years as a main supplier of these systems to more than 15 countries around the world and as the main contractor of the IDF Ground Forces Digitalization. We will continue to expand our activities in this market which is an essential part of Elbit Systems' business strategy," Mr. Ackerman concluded.

         ABOUT ELBIT SYSTEMS

         Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


                  Contacts:



        Ilan Pacholder, VP Finance                     Marilena LaRosa
        Elbit Systems Ltd                              The Anne McBride Company
        Tel:  972-4 831-6632                           Tel: 212-983-1702
        Fax: 972-4 831-6659                            Fax: 212-983-1736
        Pacholder@elbit.co.il                          mlarosa@annemcbride.com



         STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.